Birch Mountain Resources Ltd. Suite 300, 250 Sixth Avenue SW Calgary Alberta Canada T2P 3H7 403 262 1838 tel 403 263 9888 fax www.birchmountain.com

November 27, 2006

Mr. Kevin Stertzel
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C.
20549

Dear Mr. Stertzel,

In connection with Birch Mountain Resources Ltd's (the "Company") letter addressed to you dated November 17, 2006, which was provided in response to a letter to the Company dated November 8, 2006, containing comments from the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), we provide the following:

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Filings"); (ii) Staff comments or changes to the Company's disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense to in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above is satisfactory. If you require anything further else from the Company please do not hesitate to contact me.

Yours Truly,
Birch Mountain Resources Ltd.

/s/ Dan Rocheleau
Dan Rocheleau
Acting Chief Financial Officer and Director of Financial Reporting